Nicholas Francois Edwards McGinnis Trust
C/O 5350 WILSHIRE BLVD #36713
LOS ANGELES, CALIFORNIA 90036-0713
December 1st, 2022
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dan Zimmerman
Dear Mr. Zimmerman:
This letter is filed in reference to the Registration Statement on Form 8-A, Commission File No. 811-23744, of Nicholas Francois Edwards McGinnis Trust (the ?Registrant?), which was filed on May 13th, 2021 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, (the ?Form 8-A?). The Registrant hereby requests the immediate withdrawal of the Form 8-A, including all exhibits thereto, without prejudice on the grounds that the Registrant is concurrently withdrawing its Registration Statement on Form S-1.
Sincerely,
/s/ Nicholas McGinnis, Trustee